

Mail Stop 4561

January 6, 2017

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re: BIO-key International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-214792**
> **Amendment No. 1 to Post-Effective Amendment No. 1 to Registration**
> **Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-203613**

Dear Mr. DePasquale:

We have reviewed your amended registration statement and post-effective amendment and have the following comment.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 (File No. 333-214792)

Executive Compensation, page 30

1.   Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations. Please add corresponding disclosure in your post-effective amendment.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Vincent A. Vietti, Esq.
       Fox Rothschild LLP